

Mail Stop 3561

March 26, 2010

<u>By U.S. Mail</u>

Mr. Gregory P. Chandler
Chief Financial Officer
Emtec Inc.
525 Lincoln Drive
Marlton, New Jersey 08053

> **Re: Emtec Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Filed November 25, 2009**
> **Form 10-Q for the Quarterly Period Ended November 30, 2009**
> **Filed January 14, 2010**
> **File No. 000-32789**

Dear Mr. Chandler:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,

> Andrew Mew
> Accounting Branch Chief